Exhibit 1

NOMINEE AGREEMENT

This Nominee Agreement (the “Agreement”), effective as of April 27, 2021 (the “Effective Date”), is made and entered into by and between MHR Institutional Partners III LP (“Nominee”) and Fund III Sub LP (the “Company”, and together with Nominee, the “Parties”).

WITNESSETH

WHEREAS, Nominee acquired those certain assets set forth on Schedule A (the “Property”);

WHEREAS, the Nominee owns one hundred percent of the limited partnership interest of the Company;

WHEREAS, the Parties desire (i) that the Company be treated as the beneficial owner of the Property in all respects as of the Effective Date and (ii) to appoint Nominee to act as the Company’s nominee with respect to the Property and for the express purpose of holding record title to the Property and administering the Property on the Company’s behalf; and

WHEREAS, Nominee desires to act as the Company’s agent upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements and covenants in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1.    Purpose of this Agreement. The Parties hereby agree that as of the Effective Date, the beneficial ownership of the Property is transferred from the Nominee to the Company. The Company hereby designates and appoints Nominee as the Company’s nominee and agent for the express purpose of holding the record title to the Property and acting on the Company’s behalf in connection with the administration of the Property. Nominee shall hold record title with respect to the Property and all claims and payments relating to, or received in connection with, such Property, and will take such action with respect to the Property as it shall be directed to take by the Company. The Parties acknowledge and agree that Nominee holds the record title to the Property and acts exclusively as a nominee of and agent for the Company with respect to the Property, and that the Company possess all of the benefits and burdens of the ownership of the Property, including, without limitation, the economic benefits of, and the ownership of, the Property for U.S. federal income tax purposes.

2.    Authority of Nominee. Nominee shall have no authority to sign any document, make any decisions, or do or perform any act whatsoever relating to the Company’s rights and ownership in the Property prior to obtaining the Company’s written consent unless otherwise expressly authorized in this Agreement. Notwithstanding anything in this Agreement to the contrary, the Nominee is expressly authorized to act as may be necessary or desirable to administer and manage the Property.

3.    Required Action. Upon direction (written or oral) by the Company, Nominee shall execute any documents or instruments relating to or in connection with the Property.

4.    Distributions. Upon receipt by Nominee of any income, proceeds or other available cash relating to any portion of the Property beneficially owned the Company, Nominee shall first pay all outstanding amounts due and payable to lenders or creditors with respect to such Property and shall remit the balance of such proceeds, if any, to the Company as soon as practicable after receipt thereof. In addition, Nominee shall promptly deliver to the Company any reports or other information received by Nominee relating to the Property.

5.    Agent for Nominee. Nominee, with the specific authorization of the Company, but not otherwise, may appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized by the Company to perform.

6.    Liability, Expenses and Reimbursement. The Company shall be liable for all costs, expenses, taxes, and other charges arising in connection with Nominee’s holding record title to the Property on and after the Effective Date. The Company shall reimburse Nominee for any such costs, expenses, taxes, and charges that Nominee is required to pay and for the actual cost to Nominee of any services for which Nominee contracts for the purpose of complying with the directions (written or oral) of the Company, including, but not limited to, all costs and expenses incurred directly in connection with transactions effected on behalf of the Company pursuant to this Agreement, the costs of legal, accounting, and other professional services and advice, administrative and management costs, and franchise and other federal, state, and local taxes. In no event shall Nominee be obligated or authorized to expend, out of its own funds, any amounts in connection with transactions effected for the account of the Company.

9.    Indemnification. In consideration of Nominee acting on behalf of the Company in the capacities described in this Agreement, the Company agrees to indemnify and hold harmless Nominee, its partners, directors, officers, employees and agents from and against any claims, expenses (including attorneys’ fees), damages, causes of action, liabilities, or proceedings arising from or related to (a) Nominee holding record title to the Property pursuant to the terms of this Agreement; (b) Nominee acting in accordance with any directions (written or oral) from the Company or the Company’s agent; (c) any and all liens or other encumbrances against the Property either created by the Company or Nominee pursuant to the Company’s or the Company’s agent’s express direction (written or oral); and (d) any and all taxes or withholdings imposed with respect to the Property for any period on and after the Effective Date.

10.    Termination. The Company may terminate this Agreement at any time by giving written notice to Nominee. The termination shall be effective upon the receipt of such written notice by Nominee. All action taken pursuant to the terms of this Agreement by Nominee prior to the receipt of the written notice of termination shall be valid and binding upon the Company. Upon termination of this Agreement, Nominee shall immediately convey, assign, and transfer to the Company, or any agent or other nominee designated by the Company, record title to the Property, with such conveyance to be made in the manner directed by the Company.

11.    Amendment. This Agreement may be amended, modified, or supplemented only by the written consent of the Company and Nominee.

12.    Interpretation; Severability. Should any part of this Agreement for any reason be declared invalid, such decision shall not affect the validity of any remaining portion, which remaining portion shall remain in force and effect as if this Agreement had been executed with the invalid portion thereof eliminated. The intention of the Parties is that they would have executed the remaining portion of this Agreement including therein any such part, parts, or portion which may, for any reason, be hereafter declared invalid.

13.    Binding Effect. This Agreement shall be binding upon the Parties and their beneficiaries, assigns, successors, heirs, executors, and administrators.

14.    Governing Law. This Agreement shall be governed and construed under the laws of the state of New York and without regard to the conflict of law rules thereof.

15.    Counterparts. This Agreement may be executed in two or more counterparts, and by facsimile or other electronic means, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be fully executed as of the date stated above.

COMPANY:

FUND III SUB LP
BY: MHR INSTITUTIONAL ADVISORS III LLC, ITS GENERAL PARTNER

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

NOMINEE:

MHR INSTITUTIONAL PARTNERS III LP
BY: MHR INSTITUTIONAL ADVISORS III LLC, ITS GENERAL PARTNER

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

Signature Page to Nominee Agreement

SCHEDULE A

7,490,264 shares of common stock, par value $0.10 per share, of Navistar International Corporation